SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: March 31, 2006
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
Press Release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: March 31, 2006	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

March 31, 2006
IVANHOE MINES ANNOUNCES 2005 YEAR-END FINANCIAL RESULTS
SINGAPORE — Ivanhoe Mines today reported its financial results for the year ended December 31, 2005. In 2005, the Company recorded a net loss of $89.8 million (or $0.29 per share), compared to a net loss of $94.5 million (or $0.34 per share) in 2004. The $4.7 million decrease in net loss between the years is mainly due to a $35.9 million increase in income and a gain on sale from discontinued operations, less an increase of approximately $29.0 million in exploration expense. Ivanhoe is continuing to follow a conservative accounting policy of expensing its exploration, development and engineering costs. All currency is in US dollars unless otherwise noted.
Highlights
Oyu Tolgoi Project
Integrated Development Plan — On September 29, 2005, the Company announced the release of an independent Integrated Development Plan (IDP) for the Oyu Tolgoi Project in Mongolia. The IDP proposes the development of a combined open pit/underground block cave operation with a total mine life exceeding 40 years.
Two phases are being proposed to produce a copper/gold concentrate. The first phase is expected to have a throughput rate of 70,000 tonnes-per-day. In year three of phase one, a decision is envisaged to proceed to a second-phase expansion when underground ore becomes available and allows throughput to rise to 140,000 tonnes-per-day. Total production from the project is expected to make the Oyu Tolgoi Project one of the world’s next major copper and gold mines, with average production of more than one billion pounds of copper and 330,000 ounces of gold per year for at least 35 years. Peak annual production is estimated at more than 1.6 billion pounds of copper and 900,000 ounces of gold.
Based on current estimates, the starting date for commercial production from the Oyu Tolgoi Project is anticipated in mid-2008. Phase one is expected to reach a full production capacity of 70,000 tonnes per day at the beginning of 2009. Full production capacity of 140,000 tonnes per day is expected seven years later.
Accessing the deep potential of the Hugo North deposit is currently viewed by the Company’s management as being critical to the financial success of the development of the Oyu Tolgoi Project. Therefore, the construction of the headframe, hoisting plant, associated infrastructure and pre-sinking excavation for Shaft #1, a 6.7-metre-diameter exploration shaft, was undertaken in 2005 and completed at the beginning of Q1’06.
Mine planning update — Recent drilling and mine planning initiatives suggest that alternative approaches to the mine schedule may yield higher returns and/or lower the risk associated with the IDP mine plan. Applying a sub-level cave mining method to a high-grade zone located in the shallowest part of the southern end of the Hugo North deposit, the Company’s ongoing studies are analyzing the possibility of starting underground mining earlier than previously contemplated. Under the scenario being analyzed, future production from this shallow zone would reach an estimated 15,000 tonnes per day in the third year of the project life and would extend for a minimum period of five years until the large, deep block cave begins on the Hugo North deposit.

Additional studies planned for 2006 will focus on increasing the open-pit life, ultimate underground production and milling throughput tonnages beyond the 140,000 tonnes per day reported in the IDP. Management anticipates that production from an estimated 29-year mining life in the open pit, coupled with block-caving operations at Hugo North and Hugo South, could ultimately increase mill throughput into the 200,000 to 250,000 tonnes per day range.
Reserve and resource estimates — On January 30, 2006, the Company announced reserve estimates for the open-pit southern part of the Oyu Tolgoi Project. The reserves, prepared by independent engineering consultants, GRD Minproc Limited, were determined using $400 per ounce for gold and $1.00 per pound for copper.

Class	Tonnes (Million)	Copper (%)	Gold (g/t)(a)
Proven	127	0.58	0.93
Probable	803	0.48	0.27

Total	930	0.50	0.36

(a)	g/t grams per tonne
On February 1, 2006, the Company released an updated resource estimate, which incorporated drilling results from the Ivanhoe-Entrée property up to January 13, 2006. The new estimate, based on eight months of drilling results, added the following resources to the northern-most portions of the Hugo North Deposit:
Additional Inferred Resources at Hugo North and Shivee Tolgoi properties— February, 2006

Class	Tonnes (Million)	Copper (%)	Gold (g/t)
Additional inferred resources
Using 0.6% copper equivalent cut-off grade(1)	281	1.49%	0.51
Using 2.0% copper equivalent cut-off grade(1)	87	2.62%	1.19

(1)	Copper equivalent has been calculated using assumed metal prices ($0.80/pound for copper and $350/ounces gold); % Copper equivalent = % copper + gold (gpt) x (11.25/17.64).
Stability Agreement — In March 2006, a delegation of Ivanhoe Mines’ senior management met with leaders and senior officials of the Government of Mongolia and presented a series of well-received investment-related initiatives aimed at facilitating the completion of the Special Stability Agreement. These meetings coincided with a recent series of encouraging statements from Mongolia’s political leadership reaffirming a commitment to the early conclusion of a stability agreement with Ivanhoe Mines and to maintaining a positive environment for foreign investment.
The Mongolian Government also announced that its cabinet had instructed the Minister of Finance and the Minister of Industry and Trade to form a new working group to conclude the negotiations with Ivanhoe Mines on the Special Stability Agreement and to negotiate a parallel agreement to give effect to the new investment-related initiatives proposed by Ivanhoe Mines.
Based on these recent developments, Ivanhoe Mines’ senior management is optimistic that the Special Stability Agreement can be concluded successfully within a timeframe that will not unduly delay the development of the Oyu Tolgoi Project.

Other Projects
Sale of Savage River — In February, 2005, the Company sold the Savage River operations for guaranteed cash payments of $21.5 million, plus a series of contingent annual payments over the next five years based on future pellet prices. To date, the Company has received the $21.5 million guaranteed cash payments and the confirmation that the first contingent annual payment, due on March 31, 2006, will be approximately $28.0 million.
Jinshan Gold Mines — On December 2, 2005, various interests held jointly by Ivanhoe Mines and Jinshan were restructured in a transaction in which Jinshan issued approximately 48.6 million common shares to Ivanhoe Mines and, in exchange, received from Ivanhoe Mines a cash payment of approximately $3.4 million and acquired Ivanhoe Mines’ entire share of mineral interests and mineral-option rights in Jinshan’s various projects, including the CSH 217 Project. Following completion of this transaction and the closing on December 9, 2005, of a Cdn$15.0 million ($12.8 million) private placement by Jinshan, Ivanhoe Mines’ percentage ownership in Jinshan increased from 38.5% to approximately 53%.
Mongolia Coal — The Company has announced its plans to separate its coal assets from the Company’s core copper and gold assets with a view to creating a separate, self-financing coal company. In Q1’06, the Company also announced the results of an updated resource estimate for the Nariin Sukhait Coal Project located in southern Mongolia. The estimate was prepared by Norwest Corporation, an independent consulting firm, and included results from drilling up to the end of October 2005. Total coal resources contained in two separate fields, the South-East field and the West field, were estimated at 124.0 million tonnes of Measured plus Indicated resources (79.5 million tonnes of Measured resources and 44.5 million tonnes of Indicated resources) and an additional Inferred resource of approximately 33.8 million tonnes.
Financings — On March 29, 2006, Ivanhoe Mines announced that it had entered into a financing that consists of 16 million common shares at a price of $8.77 per common share (Cdn$10.28), representing an aggregate amount of $140.3 (Cdn$164.5 million). Ivanhoe Mines has granted the underwriters an option, exercisable at the issue price for a period of 30 days following the closing of this offering, to purchase up to an additional 15% of the issue size, representing 2,400,000 common shares. Closing is expected on or about April 25, 2006.
On June 1, 2005, the Company closed an equity financing involving the issuance of 19.75 million common shares for gross proceeds of $125.9 million (Cdn$158.0 million).
In 2005, in two separate transactions, the Company increased its holding in Entrée Gold Inc. (“Entrée”) to a cumulative 10.4 million common shares (15.0%).

SELECTED FINANCIAL INFORMATION
($ in millions of U.S. dollars, except per share information)

	Years ended December 31,
	2005	2004	2003
Exploration expenses	127.2	98.2	68.0
General and administrative costs	23.8	22.2	16.4
Share of income from Joint venture	23.0	21.4	1.1
Foreign exchange gain	7.8	4.6	12.6
Net (loss) from continuing operations	(125.7)	(99.0)	(78.6)
Net income (loss) from discontinued operations	35.9	4.5	(9.1)
Net (loss)	(89.8)	(94.5)	(87.7)
Net income (loss) per share
Continuing operations	$(0.41)	$(0.35)	$(0.32)
Discontinued operations	$0.12	$0.01	$(0.04)

Total assets	396.8	376.3	371.6

Exploration Division
Capital expenditures	29.8	6.0	8.5

Joint venture operations
Copper cathode — 50% share
Units sold — tonnes	17,485	15,730	13,808
Units produced — tonnes	17,239	15,878	13,935

Average sale price
Copper cathode — US$/pound	$1.83	$1.33	$0.79

SELECTED QUARTERLY DATA
($ in millions of U.S. dollars, except per share information)

	QUARTER ENDED				Year Ended
	Mar-31	Jun-30	Sep-30	Dec-31	Dec.31
2005
Exploration expenses	(24.4)	(33.8)	(28.9)	(40.1)	(127.2)
General and administrative	(4.8)	(5.9)	(7.3)	(5.8)	(23.8)
Share of income from joint venture	7.7	7.8	8.0	(0.5)	23.0
Gain (loss) on foreign exchange	(0.6)	1.7	7.1	(0.4)	7.8
Net (loss) from continuing operations	(24.2)	(31.1)	(20.6)	(49.8)	(125.7)
Net income (loss) from discontinued operations	15.7	5.9	6.4	7.9	35.9
Net (loss)	(8.5)	(25.2)	(14.3)	(41.8)	(89.8)
Net income (loss) per share
Continuing operations	$(0.08)	$(0.10)	$(0.07)	$(0.16)	$(0.41)
Discontinued operations	$0.05	$0.02	$0.02	$0.03	$0.12
Total	$(0.03)	$(0.08)	$(0.05)	$(0.13)	$(0.29)

2004
Exploration expenses	(20.7)	(24.8)	(28.5)	(24.2)	(98.2)
General and administrative	(5.2)	(4.8)	(6.0)	(6.2)	(22.2)
Share of income from joint venture	4.2	6.1	4.6	6.5	21.4
Gain (loss) on foreign exchange	(1.7)	(1.4)	4.2	3.5	4.6
Net (loss) from continuing operations	(23.8)	(23.1)	(25.5)	(26.6)	(99.0)
Net income (loss) from discontinued operations	(7.9)	2.2	0.7	9.5	4.5
Net (loss)	(31.6)	(21.0)	(24.8)	(17.1)	(94.5)
Net income (loss) per share
Continuing operations	$(0.09)	$(0.09)	$(0.09)	$(0.08)	$(0.35)
Discontinued operations	$(0.03)	$0.01	$0.00	$0.03	$0.01
Total	$(0.12)	$(0.08)	$(0.09)	$(0.05)	$(0.34)
Full details of Ivanhoe’s 2005 financial results are contained in the 2005 audited Consolidated Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations, available on the SEDAR website at www.sedar.com and Ivanhoe’s website at www.ivanhoemines.com.
Ivanhoe’s shares are listed on the Toronto, New York and NASDAQ stock exchanges under the symbol IVN.
Information contacts:
Investors: Bill Trenaman: +1.604.688.5755 / Media: Bob Williamson: +1.604.688.5755
Forward-Looking Statements: This document includes forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the continued advancement of Ivanhoe Mines’ projects and other statements which are not historical facts. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. Although Ivanhoe Mines believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators.